May 23, 2007

Parker H. Petit
Chairman of the Board and
    Chief Executive Officer
Matria Healthcare, Inc.
1850 Parkway Place
Marietta, Georgia 30067

Re: Matria Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-20619

Dear Mr. Petit:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Consolidated Financial Statements, page F-1

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

2006 Compared to 2005, page 20

1.   Based on your discussion of revenues here, it appears that you have several distinct lines of services that are provided such as maternity management and

disease and condition management. Please provide in disclosure type format a discussion of these revenues by distinct classes of service or explain why such a discussion is not warranted in the notes to your financial statements. Refer to paragraph 37 of SFAS 131.

Liquidity and Capital Resources, page 23

Financing Activities, page 24

2.   Please provide to us a more detailed discussion of how you determined that the "make-whole payment" associated with the conversion of the notes described on page 26 should not be reflected the your statement of operations including a discussion of how the payment was determined. Include a detailed discussion of the path through the literature that supports this conclusion with references to the specific paragraphs of that literature. Also explain to us why you do not include a discussion of this conversion in the notes to your financial statements.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements, page 26

3.   Please provide in disclosure-type format a revised contractual obligations table that includes interest expense on your Long-term debt obligations as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(2) Acquisitions, page F-14

4.   With regard to the acquisition CorSolutions, please provide in disclosure-type format a more robust discussion of how the estimated fair values of the amortizable intangible assets were determined. Also explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to the intangible assets. Refer to paragraph 51b of FAS 141.

5.   Regarding your reference to valuation calculations being "determined with the assistance of an independent third-party valuation firm", please tell us that you will provide such firm's name and consent or delete the reference in future filings on Form 10-K or any registration statement filed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant